Securities and Exchange Commission
                                 Washington, D. C. 20549

                                       Schedule 13G
                        Under the Securities Exchange Act of 1934
                                    (Amendment No. __)

                               Pinnacle Entertainment, Inc.
                                       Common Stock
                                  CUSIP Number 723456109

Date of Event Which Requires Filing of this Statement:     December 31, 2003

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ X ]  Rule 13d-1(b)
       [     ]Rule 13d-1(c)
       [     ]Rule 13d-1(d)

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CUSIP No. 723456109

       1)    Name of reporting person:
                LMM, LLC
             Tax Identification No.:
                 52-2204753

       2)    Check the appropriate box if a member of a group:
              a)     n/a
              b)     n/a

       3)    SEC use only

      4)     Place of organization:
               Maryland

Number of shares beneficially owned by each reporting person with:
       5)     Sole voting power:          - 0 -
       6)     Shared voting power:        1,760,900
       7)     Sole dispositive power:     - 0 -
       8)     Shared dispositive power:   1,760,900

       9)     Aggregate amount beneficially owned by each reporting person:
              1,760,900

       10)    Check if the aggregate amount in row (9) excludes certain shares:
              n/a

       11)    Percent of class represented by amount in row (9):


       12)    Type of reporting person:
              IA, CO

CUSIP No. 723456109

          1)  Name of reporting person:
                Legg Mason Opportunity Trust,
                a portfolio of Legg Mason Investment Trust, Inc.
              Tax Identification No.:
                52-2203385

         2)   Check the appropriate box if a member of a group:
              a)   n/a
              b)   n/a

         3)   SEC use only

         4)   Place of organization:
                         Maryland

Number of shares beneficially owned by each reporting person with:
         5)  Sole voting power:         - 0 -
         6)  Shared voting power:       1,760,900
         7)  Sole dispositive power     - 0 -
         8)  Shared dispositive power:  1,760,900

         9) Aggregate amount beneficially owned by each reporting person:
                  1,760,900

        10) Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11) Percent of class represented by amount in row (9):
                  6.79%

         12) Type of reporting person:
                  IV, OO
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       Item 1a)   Name of issuer:
                     Pinnacle Entertainment, Inc.

       Item 1b)   Address of issuer's principal executive offices:
                     230 North Brand Boulevard, Ste. 1100
                     Glendale, CA  91203-2380

       Item 2a)    Name of person filing:
                     LMM, LLC

       Item 2b)    Address of  principal business office:
                     100 Light Street
                     Baltimore, MD  21202

       Item 2c)    Citizenship:
                     LMM, LLC - Maryland limited liability company

       Item 2d)    Title of class of securities:
                     Common Stock

       Item 2e)    CUSIP number:     723456109

       Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
       (a)[ ] Broker or dealer under Section 15 of the Act.
       (b)[ ] Bank as defined in Section 3(a)(6) of the Act.
       (c)[ ] Insurance Company as defined in Section 3(a)(6) of the Act.
       (d)[ ] Investment Company registered under Section 8 of the Investment
                  Company Act.
       (e)[X] Investment Adviser registered under Section 203 of the Investment
                  Advisers Act of 1940.
       (f)[ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of
                  1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
       (g)[ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G),
       (h)[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

       Item 4)    Ownership:

       (a)     Amount beneficially owned:          1,760,900

       (b)     Percent of Class:   6.79%

       (c)     Number of shares as to which such person has:
              (i)     sole power to vote or to direct the vote:
                            -  0 -
              (ii)    shared power to vote or to direct the vote:
                            1,760,900
              (iii)   sole power to dispose or to direct the disposition of:
                            - 0 -
              (iv)   shared power to dispose or to direct the disposition of:
                            1,760,900

       Item 5)    Ownership of Five Percent or less of a class:
                     n/a

       Item 6) Ownership of more than Five Percent on behalf of another person:

              The interest of one account, Legg Mason Opportunity Trust, a portfolio of Legg Mason Investment Trust Inc. an investment company registered under he Investment Company Act of 1940 and managed by LMM, LLC amounted to 1,760,900 shares or 6.79% of the total shares outstanding.

       Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                     n/a

       Item 8)    Identification and classification of members of the group:
                     n/a

       Item 9)    Notice of dissolution of group:
                     n/a

       Item 10)   Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                   -----------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       --------------------------------
       Date - February 13, 2004

       LMM, LLC


       By___________________________________________
               Jennifer Murphy, Chief Operations Officer


                                    Exhibit A
                             Joint Filing Agreement

                     --------------------------------------
       This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of each of the reporting persons identified below.

       LMM, LLC


       By__________________________________________________
              Jennifer Murphy, Chief Operations Officer

       Legg Mason Opportunity Trust
               a portfolio of Legg Mason Investment Trust, Inc.


       By___________________________________________________
              Gregory T. Merz, Vice President